SUB-ITEM 77C: Submission of matters to a vote of security holders

ALPINE EMERGING MARKETS REAL ESTATE FUND

On August 22, 2017, the Alpine Emerging Markets Real Estate Fund (the "Fund"), held a special meeting of shareholders. Shareholders of record on July 7, 2017 were entitled to vote on the proposals. At the meeting, the proposal was approved by the shareholders of the Fund, and the following votes were recorded:

Proposal 1: To consider and approve the liquidation and termination of the Fund pursuant to the Plan of Liquidation
(the "Plan").



For
237,810
Withheld
514